

April 29, 2013

Via E-mail
Mr. G. Christopher Colville
Chief Executive Officer and Chairman
Signature Group Holdings, Inc.
15303 Ventura Boulevard, Suite 1600
Sherman Oaks, California 91403

>   **Re: Signature Group Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 19, 2013**
>   **File No. 1-08007**

Dear Mr. Colville:

   We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the preliminary proxy statement to note the solicitation in opposition. For guidance, see Section I.G, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please be sure to provide all of the disclosure required by Items 4(b) and 5(b) of Schedule 14A.

2.   Please mark the preliminary proxy statement and the form of proxy clearly as "Preliminary Copies." See Rule 14a-6(e)(1).

3.   Please fill in the blanks in the proxy statement.

What is the deadline…to nominate individuals to serve as directors?, page 5

4.   We note the disclosure regarding the advance-notice provisions in the company's bylaws. Please disclose whether the nominations of Messrs. Bouchard, Gidumal, MacLean, Maheshwari and Nastas were in accordance with the referenced requirements.

Proposal 1: Election of Directors, page 7

Background Information on Director Nominees, page 7

5.   With respect to Messrs. Koral and Schwab, please revise the disclosure to describe more specifically each person's principal occupations and employment during the past five years. See Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions